

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

January 18, 2008

VIA U.S. MAIL and FACSIMILE

John R. Considine
Chief Financial Officer
Becton, Dickenson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

> **RE: Becton, Dickenson and Company**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed November 23, 2007**
> **File No. 001-04802**

Dear Mr. Considine:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Item 9A. Controls and Procedures, page 13

1.   We note your disclosure that the chief executive officer and the chief financial
        officer have concluded that disclosure controls and procedures are effective "and
        designed to ensure that material information relating to BD and its consolidated
        subsidiaries would be made known to them by others within these entities." The
        language that is currently included after the word "effective" in your disclosure
        appears to be superfluous, since the meaning of "disclosure controls and
        procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if
        you do not wish to eliminate this language, please revise so that the language that
        appears after the word "effective" is substantially similar in all material respects
        to the language that appears in the entire two-sentence definition of "disclosure
        controls and procedures" set forth in Rule 13a-15(e). Please apply in future
        filings.

2.   We see your statement that there were no changes in internal control over
        financial reporting "identified in connection with the above-referenced
        evaluations." In future filings, please revise the language used in your disclosure
        concerning changes in your internal control over financial reporting to indicate
        whether there was *any* change to your internal control over financial reporting that
        has materially affected, or that is reasonably likely to materially affect, your
        internal control over financial reporting, consistent with the language used in
        amended Item 308(c) of Regulation S-K.

Exhibit 13

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

3.   In future filings, please describe the substance of the transactions to clarify why
        revenue is recognized upon completion of installation at the customer's site for
        certain instruments in the Biosciences segment.

4.   Additionally, we see that you recognize revenue in accordance with EITF 00-21.
        In future filings please identify the multiple deliverables and indicate how you
        determine the fair value of the delivered items.

Note 12. Commitments and Contingencies, page 55

Contingencies, page 55

5.   We reference your disclosure that you establish accruals for contingencies to the extent probable losses are estimable.   Please tell us why you believe your disclosure is complete under the guidance from paragraphs 9 and 10 of SFAS 5.

Corporate Information, page 64

6.   We see that you present operating income – adjusted, which appears to be a non-GAAP financial measure.   Please note that under Item 10(e)(1)(ii) of Regulation S-X, a registrant must not adjust a non-GAAP performance measure to eliminate items when the nature of the charge is such that there was a similar charge within the prior two years. We see that you recognized an acquired in-process research and development charge during fiscal years 2007 and 2006. Please remove this measure from future filings.

Exhibits 31.1 and 31.2

7.   We note that both certifications omit from paragraph 4 language that is required by Item 601(b)(31)(i) of Regulation S-K. Please revise to include the omitted information.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Considine
Becton, Dickenson and Company
January 18, 2008
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Russell Mancuso at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3604 with any questions.

Sincerely,

Gary Todd
Reviewing Accountant